CONSENT OF HEATHER WHITE

I, Heather White, consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the technical information included in the Second Quarter 2012 Management’s Discussion and Analysis of NovaGold Resources, Inc., dated July 12, 2012.

DATED:	July 6, 2012

/s/ Heather White
Name: Heather White